United States
Securities and Exchange Commission
100 F Street, N.E
Washington, D.C., 20549

Attention:	Michael McTiernan-Staff Attorney
Division of Corporation Finance
Telephone: 202-551-3852
Facsimile: 202-772-9210

Re:	Phinder Technologies Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on March 1st, 2007

Dear Mr. McTiernan:

In response to your letter dated March 9th, 2007, please find below the information you requested;

On our Form 8-K filed on January 25th, 2007, we noted that the shareholders approved the domicile change from Ontario, Canada to Florida, U.S.A. at a special meeting held on June 30th, 2006. As a foreign private issuer, as defined in Rule 3b-4 of the Securities Exchange Act of 1934, as amended and pursuant to Rule 3a12-3 (Exemption from Sections 14(a), 14(b), 14(c), 14(f) and 16 for Securities of Certain Foreign Issuers), we were exempt from Section 14A and Section 14C filing requirements pursuant to the Securities Exchange Act of 1934, as amended.

I acknowledge that:

•	Phinder Technologies Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Phinder Technologies Inc., 181 University Avenue, Suite 210, Toronto, ON M5H 3M7
Telephone: 416-815-1771 Facsimile: 416-815-0044

•	Phinder Technologies Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John van Arem

John van Arem
President & CEO
Phinder Technologies Inc.

Phinder Technologies Inc., 181 University Avenue, Suite 210, Toronto, ON M5H 3M7
Telephone: 416-815-1771 Facsimile: 416-815-0044